UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Sensei Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81728A108

(CUSIP Number)

Julien Hoefer

Apeiron Investment Group Ltd.

Beatrice, at 66 & 67 Amery Street

SLM1707, Sliema, Malta

+356 9960 9158

STEVE WOLOSKY

KENNETH MANTEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Presight Sensei Co-Invest Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Presight Sensei Co-Invest Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		955,738
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

955,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Apeiron Investment Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,441,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,441,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,441,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Christian Angermayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,441,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,441,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,441,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Apeiron SICAV Ltd. - Presight Capital Fund ONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,012,587
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,012,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Altarius Asset Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,012,587
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,012,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,012,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 81728A108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Presight Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the Issuer’s initial public offering (the “IPO”) and in connection with the Issuer’s IPO. The aggregate purchase price for the 955,738 Shares reported directly beneficially owned herein by Presight Co-Invest was approximately $3,767,980, excluding brokerage commissions.

The Shares purchased by Presight Capital Fund One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the IPO and in connection with the IPO. The aggregate purchase price for the 1,012,587 Shares reported directly beneficially owned herein by Presight Capital Fund ONE was approximately $5,000,024, excluding brokerage commissions.

The Shares purchased by Apeiron were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) prior to the IPO, in connection with the IPO and in open market purchases. The aggregate purchase price for the 2,485,923 Shares reported directly beneficially owned herein by Apeiron was the sum of approximately $27,402,687 and €3,412,533, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 9, 2023, Apeiron delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of three highly-qualified candidates, including Peter Miles Davies, Lorin Van Nuland and Matthew N. Shenkman (collectively, the “Nominees”), for election to the Issuer’s Board of Directors at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer, as evidenced by their biographies below.

Peter Miles Davies currently serves on the board of directors of Bionomics Limited (NASDAQ: BNOX), a clinical-stage biopharmaceutical company, since July 2021. Mr. Davies previously served as Managing Director (Healthcare) for Apeiron, an investment company, from February 2021 to December 2022, and was employed at Rothschild & Co, a financial advisory group, from 2006 to February 2021. He previously served a member of the board of directors of Interactive Strength, Inc. (d/b/a FORME), a digital fitness platform. Mr. Davies received his History MA (Hons) from The University of Edinburgh, Scotland in 2005.

8

CUSIP No. 81728A108

Lorin Van Nuland currently serves as Co-Founder, Chief Executive Officer, Managing Director and Member of the Administrative Board of 029 Group SE (“029 Group”), an investment holding company listed on the German regulated stock market, since June 2022, and Venture Partner for Apeiron, an investment company, since October 2022, and previously served as an investment principal from January 2021 to October 2022. Prior to that, Mr. Van Nuland was an investment professional in the venture capital industry from May 2021 to December 2021 on a self-employed basis. Previously, Mr. Van Nuland worked as an attorney focusing on initial public offerings and equity capital markets for Allen & Overy LLP, a law firm, from December 2014 to April 2020, and an attorney focusing on mergers and acquisitions for Cleary Gottlieb Steen & Hamilton LLP, a law firm, from September 2010 to November 2014. Mr. Van Nuland currently serves on the board of directors of two subsidiaries of 029 Group, Limestone Capital AG, an asset manager focusing exclusively on the hospitality sector, since September 2022, and 029-001 Ltd. (d/b/a Conscious Good), a developer of nutritional supplements which he co-founded, since April 2022. Previously, he served as a member of the board of directors of Carabineiro A5, Ltd., a management consulting company, from October 2021 to April 2022. Mr. Van Nuland received his LL.M. degree in corporate and business law from New York University School of Law and his LL.M., cum laude, and LL.B., cum laude, in European law from Maastricht University.

Matthew N. Shenkman currently serves as Partner of Alanda Growth for Alanda Capital Management (UK) Limited, a specialist investment firm, since March 2022. Previously, Mr. Shenkman served as Managing Director and Global Head of Technology Investment Banking for TAP Advisors LLC, an M&A, strategic and corporate finance advisory investment banking firm, from 2017 to March 2022, Head of Internet and Digital Media Investment Banking in Europe, the Middle East and Africa and Asia-Pacific for JP Morgan Chase & Co. (NYSE: JPM), a leading financial services firm, from 2014 to 2016, Investment Banking Vice President of Technology, Media and Telecom M&A for Société Générale S.A., one of the leading European financial services groups, from 2011 to 2014, and Investment Banking Associate in Technology, Media and Telecom for Bank of America Merrill Lynch (n/k/a Bank of America Corporation (NYSE: BAC)), one of the world’s largest financial institutions, from 2009 to 2011. Prior to that, Mr. Shenkman served in various roles in the United States Navy, including as United States Naval Liaison Officer for the United States Embassy in Paris, France from 2004 to 2007, Command and Control, Communications, and Computers Officer from 2002 to 2003, and Operations and Intelligence Officer on the USS Denver from 2000 to 2002. Mr. Shenkman received an M.B.A. in Finance from the London Business School and a B.A. in Political Science from the University of California, Berkeley.

Also on March 9, 2023, the Reporting Persons and the Nominees entered into a Group Agreement (the “Group Agreement”), as more fully described in Item 6, and which is attached hereto as Exhibit 99.1 and incorporated herein by reference, in connection with their collective efforts to enhance stockholder value at the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,720,291 Shares outstanding, as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

A.	Presight Co-Invest
(a)	As of the close of business on March 9, 2023, Presight Co-Invest beneficially owned directly 955,738 Shares.

Percentage: Approximately 3.1%

9

CUSIP No. 81728A108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,738

(c)	Presight Co-Invest has not entered into any transactions in the Shares during the past sixty days.
B.	Presight Co-Invest Management
(a)	As the general partner of Presight Co-Invest, Presight Co-Invest Management may be deemed to beneficially own the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 955,738
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 955,738

(c)	Presight Co-Invest Management has not entered into any transactions in the Shares during the past sixty days.
C.	Apeiron
(a)	As of the close of business on March 9, 2023, Apeiron beneficially owned directly 2,485,923 Shares. In addition, as the parent company of Presight Co-Invest Management, Apeiron may be deemed to beneficially own the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,441,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,441,661

(c)	The transactions in the Shares of the Issuer by Apeiron during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Mr. Angermayer
(a)	As the majority shareholder of Apeiron, Mr. Angermayer may be deemed to beneficially own the 2,485,923 Shares beneficially owned directly by Apeiron and the 955,738 Shares beneficially owned directly by Presight Co-Invest.

Percentage: Approximately 11.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,441,661
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,441,661

10

CUSIP No. 81728A108

(c)	Mr. Angermayer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Apeiron during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Presight Capital Fund ONE
(a)	As of the close of business on March 9, 2023, Presight Capital Fund ONE beneficially owned directly 1,012,587 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,012,587
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,012,587

(c)	Presight Capital Fund ONE has not entered into any transactions in the Shares during the past sixty days.
F.	Altarius
(a)	As the investment manager of Presight Capital Fund ONE, Altarius may be deemed to beneficially own the 1,012,587 Shares beneficially owned directly by Presight Capital Fund ONE.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,012,587
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,012,587

(c)	Altarius has not entered into any transactions in the Shares during the past sixty days.

Each of the Reporting Persons may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,454,248 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 14.5% of the outstanding Shares. The filing of this Amendment No. 3 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 9, 2023, the Reporting Persons and the Nominees entered into the Group Agreement pursuant to which, among other things, (i) they agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting, and take all other action necessary or advisable to enhance stockholder value at the Issuer, (ii) they agreed not to purchase, acquire, sell, dispose of or otherwise transact in any securities of the Issuer without the prior written consent of Apeiron and (iii) Apeiron agreed that all out-of-pocket costs and expenses in connection with the group’s activities will be paid by Apeiron. A copy of the Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

11

CUSIP No. 81728A108

Apeiron has entered into a compensation letter agreement with Messrs. Davies and Shenkman (collectively, the “Compensation Letters”) pursuant to which Apeiron has agreed to pay each of such Nominees $15,000 in cash if he is elected or appointed to the Board resulting from a nomination or appointment approved by Apeiron or a written agreement between Apeiron and the Issuer, with such amount deemed payable to such Nominee effective prior to such election or appointment. The Compensation Letters terminate on the earliest to occur of (i) the date of any agreement between Apeiron and the Issuer in furtherance of such Nominee’s nomination or appointment as a director of the Issuer, (ii) Apeiron’s withdrawal of such Nominee’s nomination for election as a director of the Issuer and (iii) the conclusion of the Annual Meeting. A form of Compensation Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Apeiron has entered into letter agreements with Messrs. Davies and Shenkman (collectively, the “Indemnification Agreements”) pursuant to which Apeiron and certain affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominees in their capacities as directors of the Issuer, if so elected. A form of Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees has granted Julien Hoefer a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies at the Annual Meeting (collectively, the “POAs”). A form of POA is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Group Agreement, dated March 9, 2023.
99.2	Form of Compensation Letter.
99.3	Form of Indemnification Agreement.
99.4	Form of Power of Attorney.

12

CUSIP No. 81728A108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023

Presight Sensei Co-Invest Fund, L.P.

By:	Presight Sensei Co-Invest Management, L.L.C., its general partner

By:	Apeiron Investment Group Ltd., its managing member

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

Presight Sensei Co-Invest Management, L.L.C.

By:	Apeiron Investment Group Ltd., its managing member

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

Apeiron Investment Group Ltd.

By:	/s/ Julien Hoefer
	Name:	Julien Hoefer
	Title:	Director

/s/ Christian Angermayer
Christian Angermayer

Apeiron SICAV Ltd. - Presight Capital Fund ONE

By:	/s/ Heinz Daxl
	Name:	Heinz Daxl
	Title:	Director

Altarius Asset Management Ltd.

By:	/s/ Heinz Daxl
	Name:	Heinz Daxl
	Title:	Director

13

CUSIP No. 81728A108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase

APEIRON INVESTEMENT GROUP, LTD.

Purchase of Common Stock	1,100	1.6150	02/23/2023
Purchase of Common Stock	1,100	1.6023	02/23/2023